FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 10, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the annual management policy

2.	News release issued on January 10, 2008, by the registrant, announcing the change of its company name

3.	News release issued on January 10, 2008, by the registrant, announcing the investment of 94 billion yen to expand image sensor production in Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: January 17, 2008

January 10, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Announces Annual Management Policy

Osaka, Japan (January 10, 2008) - Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced its management policy for the fiscal year ending March 31, 2009 (fiscal 2009). Company President, Fumio Ohtsubo, today outlined the directions and challenges for the second year of the GP3 mid-term management plan to company employees. The GP3 plan sets out the management goals to be achieved by the end of fiscal year 2010 including 10 trillion yen sales, ROE of 10% and reduction of CO2 emissions by more than 300,000 tons compared with fiscal 2007 at its manufacturing operations worldwide1). After a brief on the progress in the past nine months, Ohtsubo summarized the fiscal year 2009 management policy as follows:

1. Review of fiscal year 2008

Matsushita entered a new phase that leads to a full-scale growth in April 2007 and made advances toward the following targets:

1)	Double-digit growth in overseas sales

The company is on track to accomplish the yen-based target set for overseas sales in the first year of the GP3 plan. The home appliances business, in particular, was fortified by sales of high value-added products tailored to customer needs in each regional market.

2)	Sales growth in four strategic businesses

The company exceeded its sales objectives in the four strategic businesses overall.

3)	Selection and concentration of businesses and realization of a manufacturing-oriented company

The company focused on developing plasma display panel (PDP) and semiconductor plants as well as promoting cost reductions and strengthening product competitiveness.

2. Goals for fiscal year 2009

For fiscal year 2009 ending March 31, 2009, Matsushita aims to achieve sales growth of over 5%, ROE of more than 8% and reduction of CO2 emissions by 100,000 tons or more. To make steady progress toward these goals over the next fiscal year, the company will take the following steps:

1)	Double-digit growth in overseas sales

i)	Accelerating growth in BRICs and Vietnam

In BRICs and Vietnam, Matsushita aims to achieve sales of exceeding 500 billion yen for fiscal year 2009. In addition, the company will develop plans to realize even higher sales for fiscal year 2010. These plans will focus on introducing competitive products into the market and strengthening sales and marketing. In addition to cutting-edge digital AV products for the upscale market, Matsushita will introduce products tailored to the customer needs in each region. Matsushita’s sales network will also be expanded by setting up directly-managed retail stores and reinforcing ties with local mass retailers. At the same time, the company will strategically invest in advertising activities to enhance its brand awareness across the region.

ii)	Further expanding overseas business in home appliances

On the European front, Matsushita will introduce refrigerators and washing machines in fiscal year 2009. From fiscal 2010, the company will expand its lineup of home appliances, while mapping out strategies to bring white goods, based on the European models, to other regions such as China and other Asian countries as well as Americas.

2)	Four strategic businesses

i)	Digital AV business

Flat-panel TVs – To ensure that the company meets an increasing market demand for plasma TVs, the core of flat-panel TV business, Matsushita will continue to make large-scale investment in the fifth PDP plant in Japan. Matsushita will also develop thinner and more energy-efficient plasma TVs to lead the rapidly expanding large-screen flat-panel TV market. At the 2008 International Consumer Electronics Show held in Las Vegas this week, Matsushita unveiled a 50-inch plasma panel which is less than one-inch thick (24.7 millimeter) and the world-largest 150-inch diagonal (3.3-meter wide and 1.9-meter high) plasma panel. With its unique technology to greatly improve luminance efficiency, by which the same brightness as the existing panels can be delivered with one half of power consumption, Matsushita will continue to lead technological innovations in flat-panel TVs, featuring thinner profiles, larger screens, higher resolutions and lower power consumption. Matsushita will also market 37-inch diagonal LCD TV models worldwide. The company will strengthen its lineups from a strategic perspective in each region, with a possible launch of 40-inch class LCD models. By increasing its stake in IPS Alpha Technology, Ltd., Matsushita will ensure a stable supply of IPS-type LCD panels and promote a shift to a vertically-integrated business structure. The company will construct a new manufacturing plant aiming to start production in fiscal 2010. The new plant will also serve as a possible base for future development of large-sized Organic Light Emitting Diodes (OLED) TVs.

Digital cameras – While further differentiating products in the compact digital camera category, Matsushita plans to launch the world’s smallest and the lightest SLR models that can deliver superior quality images.

HD camcorders – Matsushita will strengthen the line-up of SD Memory Card camcorders by introducing ultra-small models.

Blu-ray Disc (BD) recorders and drives – By introducing more affordable models of BD recorders, Matsushita will take a lead in expanding the BD market.

Matsushita aims to expand its digital AV business by thoroughly promoting connectivity between its flat-panel TVs and the aforementioned AV products—achieving growth through synergies.

ii)	Businesses providing comfortable living

Synergies will play an important role in the business of the new fiscal year. Matsushita will create new products and businesses in collaboration with its subsidiary Matsushita Electric Works, Ltd. (MEW). In offering a new eco-lifestyle, the company will present a new trend in kitchen style by integrating induction heating (IH) technology of Matsushita Home Appliances Company with modular kitchen systems of MEW. In the area of security, Matsushita will develop and market new security systems worldwide, taking advantage of the strengths of surveillance cameras made by Panasonic System Solutions Company, IP network technology of Panasonic Communications Co., Ltd. and MEW’s crime and disaster-prevention sensor technologies. Other new developments and products will be explored including: new healthcare and wellness products by integrating the bio-sensor technology of Panasonic Shikoku Electronics Co., Ltd. and MEW’s beauty products; and new atmospheric lighting systems combining the lighting technologies developed within MEW with developments within the Matsushita Electric Industrial Co., Ltd. (MEI) Lighting Company.

iii)	Automotive electronics business

Matsushita is implementing a project to achieve one trillion yen-plus sales in the automotive electronics business to fiscal 2011. With this project at its core, the company will accelerate the development and introduction of new products, utilizing the diverse resources of the Matsushita Group. In particular, it will emphasize three areas of in-car comfort, safety & security and environmental protection. To be more specific, Matsushita will respond to demands for car-mounted high-definition AV systems, and simple car navigation systems while aiming to launch products that provide vision assistance and power management systems. The company will also reinforce its common infrastructure such as marketing capability, quality control and human resources.

iv)	Semiconductors and other devices businesses

Matsushita aims to grow with its device customers by sharing its product roadmap and responding to consumer expectations for technology, quality, cost and delivery. The company will continue to strategically invest in expanding its semiconductors business in the new fiscal year, building a new plant in Japan to produce mainly CCD image sensors for digital cameras.

3)	Manufacturing-oriented Innovation Division

Matsushita coordinates its collaborative activities through four subcommittees. The subcommittees have pushed forward toward each of the manufacturing innovation goals as follows:

Manufacturing Subcommittee — Focusing on comprehensive cost reductions, this subcommittee will introduce a process by which to lower costs in initial developmental stages of manufacture. As a means of analyzing costs in detail, the group will use the Itakona Board2) method. The board collaboratively lists every component of a product. Analysts are then able to examine the cost structure of each component to determine avenues where costs may be cut on the product.

V-Products Subcommittee — Aiming to further strengthen V-products, this subcommittee will establish design centers in London and New York in April 2008 in an effort to improve the company’s product designs, a critical factor for product competitiveness.

Global Marketing Subcommittee — Aiming to improve product competitiveness overseas, this subcommittee will draw up a strategy for further growth in the five emerging countries.

Management Subcommittee — Cultivating the fruit of logistics innovation and IT productivity improvement.

In addition to the above activities, the four subcommittees will cooperate in boosting cost competitiveness of V-products and strengthening V-products for overseas markets.

4)	Eco Ideas Strategy

Under the GP3 plan, Matsushita is endeavoring to reduce environmental burden in every operation while pursuing steady growth with profitability. The company will accelerate its environmental management with the following three eco ideas programs:

i) Eco ideas for products – In fiscal year 2009, Matsushita aims to increase the number of products that can boast top energy efficiency in the industry to more than 150 models, while reducing products with low energy efficiency. By the end of the 2010 fiscal year, the company will increase the number of top energy-efficient products in the industry to 200 models while completely eliminating products with low energy efficiency.

ii) Eco ideas for manufacturing – Matsushita will reduce total CO2 emissions from its manufacturing operations worldwide by more than 100,000 tons in fiscal 2009, compared with the previous year. To accelerate its efforts to accomplish this goal, the company will add CO2 emissions figures to its key performance indicators, setting the following criteria to evaluate the results achieved by domain companies: CCM3) (80), sales (20) and CO2 emissions (10).

iii) Eco ideas for everybody, everywhere – Matsushita continues to drive delivery of a wide variety of ecological activities. In fiscal year 2009, the company will spread its Love the Earth Citizens (LE) campaign, a global CO2 reduction campaign. The company will also spread the concept of the “eco ideas factory,” aiming to make its factories live in harmony with the global environment.

Toward Next Generation Growth

1) Creating New Businesses

Matsushita will seek to develop new businesses through three approaches – “replacement,” “new entry” and “creation.”

Replacement – Regarding the products that can be commercialized in a relatively short time of period within the business areas of each domain company, the domain company will develop the new models to replace the current models.

New Entry – The New Entry approach applies to existing business areas where Matsushita has not yet participated. The Matsushita head office will provide a framework for domain companies and R&D departments to collaborate and accelerate commercialization.

Creation – Regarding new business areas, the R&D departments of Matsushita head office will develop key technologies that cannot be easily copied by its competitors. Based on such elemental technologies, the R&D departments will contribute to creating new businesses.

Business areas in which new businesses will be created

•

Matsushita domain companies will identify business areas that can be created where existing products are evolved and fused together in cross-domain areas, such as car electronics, mobile AV and security products.

•	The plan also covers the development and expansion of new business areas related to existing businesses, such as networks, environment and energy, healthcare and devices.

2) Changing company name and unifying corporate brands

Matsushita will change its company name to ‘Panasonic Corporation,’ and unify its corporate brands under the ‘Panasonic’ brand worldwide. With these changes, the company will unite all its brand promotion efforts under the ‘Panasonic’ brand, thus enhancing the brand value more efficiently.

3. Management slogan for 2008

The company believes that significant growth can be achieved by taking up new challenges and proactively developing new frontiers on its own. To foster an environment that will inspire the spirit of challenge, Matsushita adopts the same slogan for 2008 as that for 2007.

GP3 Plan – Global Progress, Global Profit, Global Panasonic Rise to the Challenge!

1)	In comparison to the levels of fiscal year 2007.
2)	The literal Japanese translation for the word Itakona is “plates and powders.” The board has adopted this name as the materials used in the products can be traced back to steel plates (ita) and powders (kona).
3)	CCM (Capital Cost Management) is an indicator created by Matsushita to evaluate return on capital. A positive CCM indicates that return on invested capital meets return expected by capital market.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

January 10, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric to Change Name to Panasonic Corporation

— Unifying its corporate brands in Japan to Panasonic —

Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that the company will change its company name to ‘Panasonic Corporation’ effective October 1, 2008. The company will also unify its corporate brands to the ‘Panasonic’ brand across the world.

The change, that was approved at the company’s extraordinary board meeting today, will be submitted for and subject to approval at its ordinary general meeting of shareholders to be held in late June this year.

Upon a company name change, the company will undertake its brand name change from the ‘National’ brand, which is used for home appliances and housing equipment in Japan, to the ‘Panasonic’ brand by the end of fiscal 2010, ending March 31, 2010. Subsequently, the ‘National’ brand will be abandoned and the corporate brands in Japan will be unified to the ‘Panasonic’ Brand.

The company has been using a company name ‘Matsushita Electric Industrial Co., Ltd.’ since 1935, following its earlier names ‘Matsushita Electric Manufacturing Works’ since 1929 and ‘Matsushita Electric Housewares Manufacturing Works’ since 1918 when it was first established. While the company was using ‘National’ and ‘Panasonic’ brand names over the period, it decided in 2003 to unify a global brand into ‘Panasonic’ with a brand slogan ‘Panasonic ideas for life.’

The timing to change the company name and unify its global brand coincides with its 90th anniversary this year. At the same time, some group companies which currently use ‘Matsushita’ or ‘National’ in their names will also change their company names using ‘Panasonic.’ Together with the brand unification in Japan, the company will lead all its resources and activities to enhancing the value of ‘Panasonic’ brand.

The new ‘Panasonic Corporation’ and its group companies worldwide will continue to run its business based on its founder Konosuke Matsushita’s business philosophy known as; ‘A company is a public entity,’ ‘Customer-comes-first principle’ and ‘Start fresh everyday.’

The company is currently operating its business under the GP3 mid-term management plan, which sets a direction toward making ‘Global Excellence’ of its corporate performance with three pillars, namely ‘Global Progress,’ ‘Global Profit’ and ‘Global Panasonic.’

The company name change and brand unification is a bold step forward to make the company a truly global corporation, in which its corporate value can be enhanced with united efforts by all the employees focused on the ‘Panasonic’ brand worldwide.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

# # #

FOR IMMEDIATE RELEASE

January 10, 2008

Akira Kadota, International PR

Matsushita Electric Industrial Co., Ltd.

    Tel: 03-3578-1237    Fax: 03-3436-6766

Panasonic News Bureau

    Tel: 03-3542-6205    Fax: 03-3542-9018

Panasonic to Invest 94 Billion Yen

To Expand Image Sensor Production in Japan

Osaka, Japan – Panasonic, the leading brand by which Matsushita Electric Industrial Co., Ltd. is known, today announced its plans for the expansion of semiconductor production facility at its Tonami plant in Toyama Prefecture, Japan. The construction of the new facility which will produce image sensors for various digital appliances will start in September 2008 and production will be launched in August 2009. The company plans to invest 94 billion yen for the expansion.

Panasonic has been developing its semiconductor business with advanced system LSIs at the core, focusing on five digital consumer electronics areas including optical disc devices, digital TV sets, mobile communications, image sensing and automotive electronics. The semiconductor business is backed by the combined system technology capabilities of the Panasonic Group and its low-power consumption, high-speed signal processing and fine patterning technologies, which are critical requirements for consumer electronics.

Panasonic has led the growth of the digital consumer electronics market with the company’s original MOS image sensor, n Maicovicon®, and charge coupled devices (CCD) for digital cameras, camcorders and mobile phone applications. The new plant, capable of coping with the progress of fine processing technology, will respond to the rapid expansion of the digital camera and other image-related markets and demand for more sophisticated features including higher resolutions.

The new plant will strengthen Panasonic’s image sensor business in areas of digital cameras, in-vehicle devices, camcorders, broadcasting and medical equipment. After commencing production in August 2009, the company plans to gradually increase its production capacity up to 30,000 wafers per month.

The new plant will employ environmental measures including local cleaning technology to reduce CO2 emissions from the air conditioning systems in cleanrooms by 30 percent compared with the existing plant.

Outline of New Expansion

1. Address:	271 Higashikaihotsu, Tonami-City, Toyama Prefecture, Japan

2. Investment:	Approximately 94 billion yen

3. Land area:	17,000 square meters

4. Total floor space:	48,000 square meters

5. Cleanroom floor space:	Approximately 10,000 square meters

6. Products:	Image sensors

7. Production capacity:	30,000 (200-mm diameter equivalent) wafers per month

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

# # #